UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-7657

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

World Financial Center
200 Vesey Street
New York, New York  10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Financial Statements and Supplemental Schedule

Year Ended December 31, 2007

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefit Administration Committee of

American Express Retirement Savings Plan

(formerly known as the American Express Incentive Savings Plan):

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Retirement Savings Plan (formerly known as the American Express Incentive Savings Plan) (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

July 15, 2008

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Assets

Investments, at fair value	$2,741,876,657	$2,720,427,080
Investment contracts held in Stable Value Fund, at fair value	402,422,697	414,999,358
Total investments, at fair value	3,144,299,354	3,135,426,438

Cash	—	478,194
Receivables:
Investment income	94,620	78,249
Employer contributions -
Profit sharing	60,276,301	46,972,989
Other than profit sharing	25,574,329	11,929,282

Net assets reflecting investments at fair value	3,230,244,604	3,194,885,152

Adjustment from fair value to contract value for fully-benefit responsive
investment contracts	(3,830,494)	3,639,441

Net assets available for benefits	$3,226,414,110	$3,198,524,593

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

2007

Contributions:
Employer - Profit sharing	$60,290,578
Other than profit sharing	81,743,441
Employee	124,383,038
Rollovers	6,478,909
Total contributions	272,895,966

Investment income:
Interest and dividends	42,644,983
Interest on participant loans	5,917,222
Net appreciation in fair value of investments	28,316,636
Total investment income	76,878,841

Withdrawal payments	(321,885,290)

Net increase in net assets available for benefits	27,889,517

Net assets available for benefits at beginning of year	3,198,524,593

Net assets available for benefits at end of year	$3,226,414,110

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

1. Description of the Plan

General

The American Express Retirement Savings Plan, formerly known as the American Express Incentive Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan.  The Plan name change was effective July 1, 2007. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.  The Plan Document should be referred to for more complete information.

Effective July 1, 2007, certain provisions of the Plan were amended as more fully described throughout Note 1.

Administration

In April of 2007, Wachovia Bank, N.A. replaced Ameriprise Trust Company (“ATC”) (a wholly-owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”)) as the Trustee and Recordkeeper for the Plan.  The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”), and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan document requires that the American Express Company Stock Fund be offered as an investment option.  RSPIC has the power to select the other investment options available under the Plan and the manner in which certain investments of the Plan are invested.  Subject to Plan limits, RSPIC has the power to appoint investment managers to make investment decisions.  EBAC is appointed by the Compensation and Benefits Committee of the Board of Directors of the Company.  The members of RSPIC are set forth in the Plan Document.

Compensation

Participant compensation, used for purposes of Plan contributions, was generally defined as an employee’s base pay through June 30, 2007 and was changed effective July 1, 2007 to generally  include base pay plus overtime, shift differentials, and most commissions and incentives.  Effective January 1, 2008, for purposes of calculating Company contributions, for participants above certain salary grades as defined by the Plan, compensation will not include any incentive pay which, in the aggregate, is in excess of one times their base salary.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $225,000 and $220,000 in 2007 and 2006, respectively, before tax deductions and certain other withholdings.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

1. Description of the Plan (continued)

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax contributions, after-tax contributions (up to 10%), or a combination of both, not to exceed 80% of their compensation to the Plan through payroll deduction. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation (adjusted annually for cost of living increases) on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. For 2007, this limit was $15,500 for participants under age 50 and $20,500 for participants over age 50.  For 2006, the limit was $15,000 for participants under age 50 and $20,000 for participants over age 50.  The Plan complied with nondiscrimination requirements under the Code for 2007 and 2006.

Company Matching Contributions

Except as described in the following paragraph, the Company matches 100% of participants’ before-tax contributions quarterly up to 5% of compensation upon a participant’s completion of one year of service.

Effective July 1, 2007, for all eligible Global Business Travel participants, the Company matches 100% of participants’ before-tax contributions up to 4% of compensation. Global Business Travel employees are generally those participants employed within the U.S. Business Travel, Global Business Travel and Global Commercial Card businesses who were younger than age 40 on December 31, 2005, or who had less than five years of service on December 31, 2005, regardless of age. A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

Prior to July 1, 2007, the Company matched 100% of eligible participants before-tax contributions up to 3% of compensation and 50% of Global Business Travel employees’ before-tax contributions up to 3% of compensation.

Profit Sharing Contributions

Upon a participant’s completion of one year of service, additional Company contributions of  0-5% of the participant’s compensation may be made annually at the Company’s discretion based, in part, on the Company’s performance.  Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year.  Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan.  Profit Sharing Contributions for employees other than eligible Global Business Travel participants were 4.25% and 3.75% of compensation in 2007 and 2006, respectively. Eligible Global Business Travel participants received Profit Sharing Contributions equal to 2.50% and 2.00% of compensation in 2007 and 2006, respectively.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

1. Description of the Plan (continued)

Company Stock Contributions

Prior to July 1, 2007, upon a participant’s completion of one year of service, in addition to the Company Matching Contributions and Profit Sharing Contributions above, the Company contributed to the Plan on a quarterly basis 1% of each eligible participant’s base salary, regardless of whether the eligible participant contributed to the Plan.  This contribution was initially invested in the American Express Company Stock Fund, but could be immediately moved to another investment offering under the Plan. Company Stock Contributions were $10,888,448 for 2007.  A participant needed to be employed by the Company on the last working day of the quarter to receive Company Stock Contributions. Effective July 1, 2007, the Company discontinued Company Stock Contributions.

Conversion Contributions

For eligible employees on the Company’s United States payroll (or on unpaid leave of absence) on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation.  The amount of the participant’s Conversion Contributions is based on their projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions will range from 0 - 8% of compensation.

Disability Contributions

Effective July 1, 2007, certain qualifying participants who become disabled (as defined in the Plan) are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

Transfer of Account Balances

Participants’ account balances may be transferred among the Plan’s investment options upon receipt of instructions from the participant.

Participant Rollovers

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan.  Rollovers are accepted into the Plan, but are not subject to Company Matching, Profit Sharing or Conversion Contributions.

Vesting and Forfeitures

Participants are immediately vested in their before-tax and after-tax contributions, Company Stock Contributions made by the Company prior to July 1, 2007, Rollovers, if any, and investment earnings on the foregoing. Other contributions become vested as set forth below:

Matching Contributions

•                  If a participant is eligible for Conversion Contributions, his or her Matching Contributions and investment earnings thereon, are always 100% vested.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

1. Description of the Plan (continued)

•                  If a participant is not eligible for Conversion Contributions, his or her Matching Contributions and investment earnings thereon made for payroll periods ending after July 1, 2007, are 100% vested after three years of service (as defined in the Plan), or if he or she retires at or after age 65, becomes disabled, or dies.

Conversion Contributions

•                  All Company Conversion Contributions and investment earnings thereon are 100% vested after three years of service, or upon retirement at or after age 65, disability or death.

Profit Sharing Contributions

•                  All Profit Sharing Contributions and investment earnings thereon for the 2007 calendar year and later (which are generally contributed to the Plan in 2008 and later) are 100% vested after three years of service, or upon retirement at or after age 65, disability or death.

•                  All pre-2007 calendar year Profit Sharing Contributions and investment earnings thereon for participants that were actively employed by the Company on July 1, 2007, become 100% vested after three years of service, or upon retirement at or after age 65, disability, or death.

•                  If a participant was not employed by the Company on July 1, 2007, any Profit Sharing Contributions and investment earnings thereon become 100% vested after five years of service or upon retirement at or after age 65, disability or death.

Unallocated forfeited account balances were $2,400,310 and $3,180,846 as of December 31, 2007 and 2006, respectively. Forfeitures are used to pay administrative expenditures or to reduce future Company contributions. Profit Sharing Contributions were reduced by $1,800,000 of forfeited account balances in 2007.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and plan assets will be distributed in accordance with the Plan document.

Loan Program

Participants are entitled to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code.  General purpose loans are limited to terms of 59 months.  Loans to purchase a principal residence have a maximum term of 359 months.  Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

Loans are collateralized by the participant’s vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is being processed.  In the event of a loan default, EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance.  Loans to

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

1. Description of the Plan (continued)

participants at December 31, 2007 included interest rates varying from 4% to 10.5% and mature at various dates through October 2037.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

Upon disability, death, or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts.  If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance.  If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, shares of any investment available through the Self-Managed Brokerage Account (“SMBA”), or a combination of cash and shares.  If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70-1/2.  If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment.  Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Expenses

The Company and the participants share the costs of administering the Plan.  The Company currently pays certain administrative expenses such as audit and legal fees.  Expenses related to investment funds, for example, investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds.  Fees, commissions, and other charges and administrative expense that are attributable to the investment funds as a whole are generally paid from the Trust.  These expenses are included within net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.  These expenses were $11,039,736 for the year ended December 31, 2007.  Certain expenses of the SMBA may be charged directly to a participant’s account.  In the future, the Company may pass on additional costs to Plan participants to the extent permitted under the Code and ERISA.

2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America and include the use of management estimates.  Actual results could differ from those estimates.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in American Express Company common shares and other common stock are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan’s fiscal year.  Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the Plan’s fiscal year.  The net asset values of the collective investment funds are based on the quoted market prices of the underlying securities.  Participant loan accounts are valued at the outstanding balance, which approximates fair value.

Fully benefit-responsive investment contracts are valued at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits.  Contract value represents the face amount of the contract plus interest at the contract rate.  Fair value for traditional investment contracts is estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms.  Fair value for synthetic contracts is estimated based on the market values of the underlying securities.  Related wrap instruments for synthetic contracts are valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets.  Contracts with maturities of one year or less are valued at contract value, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis.  The cost of securities sold is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.  As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund which is an Employee Stock Ownership Plan (“ESOP”).  The ESOP holds shares of American Express Company stock on behalf of participants.  Dividends are automatically reinvested in the Fund, unless participants elect that the dividends paid with respect to their interest in the Fund are to be distributed in cash and recorded as withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment Contracts Held in Stable Value Fund

During 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements.  SFAS 157 provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it.  In addition, the Statement expands disclosures about fair value measurements.  The Plan will apply this new accounting standard for plan years beginning January 1, 2008.  The adoption is not expected to have a material impact on the Plan’s financial statements.

3. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SMBA.  The SMBA has a minimum initial transfer of $3,000 and additional funds must be transferred in increments of at least $500.  Contributions cannot be made directly to the SMBA; funds may only be transferred from other Plan investment options to the SMBA.

The investment options available to participants are the American Express Company Stock Fund, the Ameriprise Financial, Inc. Stock Fund (dissolved as of April 24, 2007) and five core investment funds (“Core Investment Funds”): The Stable Value Fund, The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund.  In addition, participants may elect to contribute to funds that invest in a mix of assets from the Core Investment Funds based on target retirement dates (“Retirement Funds”).  The balances of the Core Investment Funds in the financial statements include the amounts held in the Retirement Funds.

A brief description of the investments available to participants at December 31, 2007 is set forth below:

Core Investment Funds:

The Core Investment Funds are managed by multiple investment managers and represent broad asset classes, comprising several different investments.

The Stable Value Fund - Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions.  Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments.  The average yield on investment contracts was 7.25% and 4.78% for 2007 and 2006, respectively.  The weighted average crediting rates on investment contracts was 4.93% and 4.78% at December 31, 2007 and 2006, respectively.  Ameriprise Trust Company (“ATC”) acts as investment manager for The Stable Value Fund.  The goal of this fund is to protect original investment while offering a competitive rate of interest with minimum risk.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

3. Investments (continued)

The Diversified Bond Fund – The goal of this fund is total return consistent with the preservation of capital, and includes investment grade fixed income securities such as U.S. government securities, corporate debt securities and mortgage- and asset-based debt securities with at least one year remaining to maturity. The value, liquidity and related income of these underlying securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The U.S. Large-Cap Equity Fund – The goal of this fund is long-term capital appreciation by investing in large-capitalization stocks listed on major U.S. stock exchanges.

The U.S. Small/Mid-Cap Equity Fund – The goal of this fund is long-term capital appreciation by investing primarily in small and medium sized stocks listed on major U.S. stock exchanges.

The International Equity Fund – The goal of this fund is long-term growth of capital from investment in non-U.S. stocks, and includes equity securities from markets outside the U.S.

Retirement Funds:

Retirement Funds are managed by multiple investment managers and utilize a mix of the Core Investment Funds to provide a diversification of investments based on the number of years to retirement.

State Street Global Advisors (“SSgA”) Passive Bond Market Index Fund Class A – This fund is used to manage liquidity needs while ensuring the investment options remain fully invested.

Additional Investment Options:

American Express Company Stock Fund – The American Express Company Stock Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Beginning July 1, 2007, participants will only be able to allocate 10% of their future contributions to the American Express Company Stock Fund. In addition, transfers of balances from other investment options into the American Express Company Stock Fund will only be permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.

Self-Managed Brokerage Account – The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options.  Participants are provided a list of over 900 mutual funds from which to make choices and investment selections of their own design. In March 2007, some participants elected to transfer their Ameriprise common shares held in the Plan from the Ameriprise Financial Stock Fund to the SMBA.

Ameriprise Financial, Inc. Stock Fund (dissolved as of April 24, 2007) – The Ameriprise Financial Stock Fund was available only to participants in the Plan who had balances immediately prior to the spin-off of Ameriprise by the Company in 2005.  The fund invested primarily in common shares of Ameriprise, and in cash or short-term cash equivalents.  The Ameriprise Financial Stock Fund was held in the Plan for 18 months following the spin-off of Ameriprise, until March 2007, at which time participants elected to transfer their Ameriprise common shares to the SMBA or have the shares liquidated and the proceeds reinvested in accordance with their Retirement Savings Plan (“RSP”) investment elections.  If no investment election was filed, any balance was transferred to the RSP default investment fund determined by RSPIC, which is the Retirement Fund that corresponds most closely to the year in which the participant turns age 65.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

3. Investments (continued)

At December 31, 2007 and 2006, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2007	2006

American Express Company Common Stock	$778,417,086	$975,932,342
State Street Bank and Trust S&P 500 Flagship Fund Class A	270,407,893	**

** Did not meet 5% threshold for period presented.

At December 31, 2007 and 2006, investment options with a fair value representing 5% or more of the Plan's net assets were as follows:

Description	2007	2006

The U.S. Large-Cap Equity Fund	$807,737,042	$698,957,930
The Stable Value Fund	460,224,820	447,927,762
The International Equity Fund	347,471,281	256,628,954
The U.S. Small/Mid-Cap Equity Fund	277,448,701	237,241,682
The Diversified Bond Fund	191,322,367	140,671,252

There were no other individual securities held within the collective investment funds that exceeded 5% of the Plan’s net assets at December 31, 2007 or 2006.

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stocks	$(30,013,232)
Common/collective trusts	22,969,944
Mutual funds	33,818,665
Stable Value Fund	1,541,259
Net appreciation in fair value of investments	$28,316,636

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Notes to the Financial Statements

5. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004 stating that the Plan is qualified, the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7).  Subsequent to this determination by the IRS, the Plan was amended.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$3,226,414,110	$3,198,524,593
Less: Loans deemed distributed	(1,956,652)	(1,934,693)
Net assets available for benefits per the Form 5500	$3,224,457,458	$3,196,589,900

The following is a reconciliation of withdrawal payments per the financial statements for the year ended December 31, 2007:

Withdrawal payments per the financial statements	$321,885,290
Less: Deemed loans offset by distributions	(348,229)
Withdrawal payments per the Form 5500	$321,537,061

The following is a reconciliation of interest on participant loans per the financial statements for the year ended December 31, 2007:

Interest on participant loans per the financial statements	$5,917,222
Interest on deemed distributed loans	8,909
Interest on participant loans per the Form 5500	$5,926,131

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs.  For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

7. Related Party Transactions

Certain Plan investments are shares of American Express Company common stock and money market and mutual funds managed by the Plan’s trustee. In addition, the Core Investment Funds held common stock of the Plan’s trustees. These transactions represent investments in related parties and, therefore, qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value

American Express Company Stock Fund

*	Evergreen Institutional Money Market Fund	9,287,497		9,287,497

*	American Express Company Common Stock	14,785,267		769,129,589

	Total American Express Company Stock Fund			778,417,086

Self-Managed Brokerage Account, consisting of common stock and mutual funds				148,324,870

Collective Investment Funds

	SSgA Passive Bond Market Index Fund Class A	2,351,787		43,336,381

	The Diversified Bond Fund -
	PIMCO TOTAL RETURN FUND INSTITUTIONAL CLASS	8,539,240		91,617,094
	SSgA PASSIVE BOND MARKET INDEX FUND CLASS A	638,378		11,761,738
	LOOMIS SAYLES CORE PLUS FULL DISCRETION TRUST	8,075,656		87,943,535

	Total Diversified Bond Fund			191,322,367

	The U.S. Large-Cap Equity Fund -
	STATE STREET BANK AND TRUST S&P 500 FLAGSHIP FUND CLASS A	953,176		270,407,893
*	EVERGREEN INSTITUTIONAL MONEY MARKET FUND	1,238,973		1,238,973
	SCHERING-PLOUGH CORP PREFERRED STOCK 6%	2,400		582,744
	ABB LTD COMMON STOCK	89,167		2,568,010
	AMR CORP DEL COMMON STOCK	35,739		501,418
	AT&T INC COMMON STOCK	255,061		10,600,335
	ABBOTT LABS COMMON STOCK	30,749		1,726,556
	AIR PRODS & CHEMICALS INC COMMON STOCK	10,148		1,000,897
	ALCOA INC COMMON STOCK	31,525		1,152,239
	ALLSTATE CORP COMMON STOCK	42,209		2,204,576
	ALTRIA GROUP INC COMMON STOCK	59,964		4,532,079
	AMERICAN INTL GRP INC COMMON STOCK	37,496		2,186,017
	ANADARKO PETROLEUM CORP COMMON STOCK	16,911		1,110,884
	AON CORP COMMON STOCK	48,247		2,300,899
	APACHE CORP COMMON STOCK	13,157		1,414,904

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	BJ SVCS CO COMMON STOCK	25,908		628,528
	BP PLC SPONSORED ADR	44,166		3,231,626
	BT GROUP PLC ADR	29,146		1,571,552
	BAKER HUGHES INC COMMON STOCK	40,433		3,279,116
	BANK OF AMERICA CORP COMMON STOCK	145,483		6,002,629
	BRISTOL-MYERS SQUIBB CO COMMON STOCK	47,792		1,267,444
	BURLINGTON NORTHERN SANTA FE COMMON STOCK	5,127		426,720
	CIGNA CORP COMMON STOCK	20,472		1,099,961
	CATERPILLAR INC COMMON STOCK	96,845		7,027,073
	CHEVRON CORP COMMON STOCK	59,325		5,536,802
	CITIGROUP INC COMMON STOCK	153,683		4,524,428
	COMPUTER SCIENCES CORP COMMON STOCK	12,207		603,880
	CONOCOPHILLIPS COMMON STOCK	57,601		5,086,168
	CONTINENTAL AIRLINES INC CLASS B COMMON STOCK	11,656		259,346
	DEERE & CO COMMON STOCK	54,336		5,059,768
	DELTA AIRLINES INC COMMON STOCK	27,161		404,427
	DEUTSCHE TELEKOM AG SPONSORED ADR	196,168		4,250,961
	DEVON ENERGY CORP NEW COMMON STOCK	5,691		505,987
	DISCOVER FINANCIAL SERVICES COMMON STOCK	4,654		70,182
	DOMINION RESOURCES INC COMMON STOCK	28,812		1,367,129
	DOW CHEM CO COMMON STOCK	81,206		3,201,141
	DU PONT E I DE NEMOURS & CO COMMON STOCK	85,441		3,767,094
	DUKE ENERGY CORP COMMON STOCK	33,220		670,047
	EASTMAN KODAK CO COMMON STOCK	47,717		1,043,571
	EATON CORP COMMON STOCK	33,953		3,291,743
	EDISON INTL COMMON STOCK	13,467		718,734
	ENCANA CORP COMMON STOCK	11,241		763,938
	ERICSSON L M TEL CO COMMON STOCK	24,859		580,458
	EXELON CORP COMMON STOCK	21,367		1,744,402
	FPL GROUP INC COMMON STOCK	35,979		2,438,657
	FEDERAL NATIONAL MORTGAGE ASSN COMMON STOCK	64,525		2,579,710
	FIRSTENERGY CORP COMMON STOCK	22,403		1,620,633
	FLUOR CORP COMMON STOCK	11,385		1,659,022
	FORD MTR CO COMMON STOCK	417,514		2,809,869
	GENENTECH INC COMMON STOCK	8,658		580,692
	GENERAL ELECTRIC CO COMMON STOCK	251,015		9,305,126

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	GENERAL MOTORS CORP COMMON STOCK	58,283		1,450,664
	GOODRICH CORP COMMON STOCK	19,614		1,384,945
	HALLIBURTON CO COMMON STOCK	112,581		4,267,946
	HEALTH NET INC COMMON STOCK	15,819		764,058
	HEWLETT-PACKARD CO COMMON STOCK	68,118		3,438,597
	HONEYWELL INTL INC COMMON STOCK	31,347		1,930,035
	HUBBELL INC CLASS B COMMON STOCK	8,085		417,186
	HUMANA INC COMMON STOCK	16,390		1,234,331
	IDEARC INC COMMON STOCK	9,013		158,268
	ILLINOIS TOOL WORKS INC COMMON STOCK	38,532		2,063,003
	INSITUFORM TECHNOLOGIES INC CLASS A COMMON STOCK	10,095		149,406
	INTEL CORP COMMON STOCK	229,971		6,131,027
	INTL BUSINESS MACHINES CORP COMMON STOCK	33,372		3,607,513
	INTERNATIONAL PAPER CO COMMON STOCK	81,561		2,640,945
	JP MORGAN CHASE & CO COMMON STOCK	40,587		1,771,623
	JOHNSON & JOHNSON CO COMMON STOCK	37,415		2,495,581
	KRAFT FOODS INC COMMON STOCK	41,628		1,358,322
	LILLY ELI & CO COMMON STOCK	24,233		1,293,800
	LINCOLN NATIONAL CORP COMMON STOCK	26,202		1,525,480
	LOEWS CORP - CAROLINA GROUP COMMON STOCK	82,528		4,154,460
	LOEWS CORP - CAROLINA GROUP COMMON STOCK	65,916		5,622,635
	MACY’S INC COMMON STOCK	20,507		530,516
	MARATHON OIL CORP COMMON STOCK	62,340		3,794,012
	MARSH & MCLENNAN COS INC COMMON STOCK	111,171		2,942,696
	MCDERMOTT INTL INC COMMON STOCK	49,454		2,919,270
	MERCK & CO INC COMMON STOCK	62,862		3,652,911
	MICROSOFT CORP COMMON STOCK	113,478		4,039,817
	NISOURCE INC COMMON STOCK	46,646		881,143
	NORTHWEST AIRLS CORP COMMON STOCK	38,992		565,774
	PARKER HANNIFIN CORP COMMON STOCK	35,452		2,669,890
	PETROLEO BRASILEIRO SA PETROBRAS ADR	31,524		3,632,826
	PFIZER INC COMMON STOCK	110,856		2,519,757
	PIONEER NATIONAL RESOURCES CO COMMON STOCK	19,448		949,840
	R H DONNELLEY CORP COMMON STOCK	16,013		584,154
	SAFECO CORP COMMON STOCK	21,400		1,191,552
	SCHERING-PLOUGH CORP COMMON STOCK	23,325		621,378

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	SCHLUMBERGER LTD COMMON STOCK	37,390		3,678,054
	SOUTHERN CO COMMON STOCK	44,356		1,718,795
	SPECTRA ENERGY CORP COMMON STOCK	19,599		506,046
	SPRINT NEXTEL CORP COMMON STOCK	134,129		1,761,114
	ST MICROELECTRONICS N V COMMON STOCK	79,323		1,134,319
	TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	170,618		1,699,355
	TELEFONOS DE MEXICO S A SPONSORED ADR	75,968		2,798,661
	TENARIS SA ADR	13,181		589,586
	3M CO COMMON STOCK	29,746		2,508,183
	TOTAL SA SPONSORED ADR	19,877		1,641,840
	TRAVELERS COS INC COMMON STOCK	98,961		5,324,102
	UAL CORP COMMON STOCK	12,151		433,305
	US BANCORP COMMON STOCK	24,580		780,169
	US AIRWAYS GROUP INC COMMON STOCK	38,113		560,642
	UNION PACIFIC CORP COMMON STOCK	3,716		466,804
	UNITED PARCEL SERVICE CLASS B COMMON STOCK	16,060		1,135,763
	VERIZON COMMUNICATIONS COMMON STOCK	74,672		3,262,420
*	WACHOVIA CORP COMMON STOCK	23,326		887,088
	WAL-MART STORES INC COMMON STOCK	29,652		1,409,360
	WASTE MGMT INC COMMON STOCK	29,346		958,734
	WELLS FARGO & CO COMMON STOCK	18,939		571,768
	WEYERHAEUSER CO COMMON STOCK	19,077		1,406,738
	WHIRLPOOL CORP COMMON STOCK	12,874		1,050,905
	WYETH COMMON STOCK	34,643		1,530,874
	ACE LTD COMMON STOCK	85,233		5,265,695
	AXIS CAPITAL HOLDINGS LTD COMMON STOCK	38,976		1,518,895
	ENDURANCE SPECIALTY HOLDINGS LTD COMMON STOCK	42,377		1,768,392
	EVEREST RE GROUP LTD COMMON STOCK	6,374		639,950
	INGERSOLL-RAND CO LTD COMMON STOCK	72,041		3,347,745
	MONTPELIER RE HOLDINGS LTD COMMON STOCK	64,315		1,093,998
	PARTNERRE LTD COMMON STOCK	11,539		952,314
	RENAISSANCE RE HOLDINGS LTD COMMON STOCK	24,227		1,459,434
	TRANSOCEAN INC COMMON STOCK	19,429		2,781,261
	XL CAPITAL LTD COMMON STOCK	72,795		3,662,316
	ROYAL CARIBBEAN CRUISES LTD COMMON STOCK	28,383		1,204,575
	EVERGREEN INSTITUTIONAL MONEY MARKET FUND	5,346,220		5,346,220

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	APP PHARACEUTICALS INC COMMON STOCK	93,000		955,110
	ABRAXIS BIOSCIENCE INC COMMON STOCK	23,250		1,598,903
	ALLERGAN INC COMMON STOCK	193,000		12,398,320
	AMAZON.COM INC COMMON STOCK	26,400		2,445,696
	AMERICAN MOVIL SAB DE C.V. SPONSORED ADR	205,000		12,584,950
	APPLE INC COMMON STOCK	79,000		15,648,320
	BROADCOM CORP COMMON STOCK	381,000		9,959,340
	CME GROUP INC COMMON STOCK	18,000		12,348,000
	CERNER CORP COMMON STOCK	66,000		3,722,400
	E M C CORP MASS COMMON STOCK	629,000		11,655,370
	EXPEDITORS INTL WASH INC COMMON STOCK	117,000		5,227,560
	FMC TECHNOLOGIES INC COMMON STOCK	66,000		3,742,200
	GENENTECH INC COMMON STOCK	133,000		8,920,310
	GENZYME CORP COMMON STOCK	165,000		12,282,600
	GOOGLE INC CLASS A COMMON STOCK	39,000		26,967,720
	INTERCONTINENTALEXCHANGE INC COMMON STOCK	68,000		13,090,000
	INTUITIVE SURGICAL INC COMMON STOCK	32,000		10,336,000
	IRON MTN INC PA COMMON STOCK	103,000		3,813,060
	LAS VEGAS SANDS CORP COMMON STOCK	78,000		8,037,900
	LOWE’S COS INC COMMON STOCK	302,000		6,831,240
	MOODY’S CORPORATION COMMON STOCK	194,000		6,925,800
	NATIONAL OILWELL VARCO INC COMMON STOCK	219,000		16,087,740
	SALESFORCE.COM INC COMMON STOCK	133,500		8,369,115
	SCHLUMBERGER LTD COMMON STOCK	152,000		14,952,240
	STARBUCKS CORP COMMON STOCK	524,000		10,726,280
	STRYKER CORP COMMON STOCK	87,000		6,500,640
	TEVA PHARMACEUTICAL INDS LTD ADR	122,000		5,670,560
	VARIAN MED SYS INC COMMON STOCK	129,000		6,728,640
	WALGREEN CO COMMON STOCK	165,000		6,283,200
	YAHOO! INC COMMON STOCK	181,000		4,210,059

	Total U.S. Large-Cap Equity Fund			807,737,042

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	The International Equity Fund -
	DFA INTERNATIONAL SMALL CAP VALUE FUND INSTITUTIONAL CLASS	2,494,966		48,801,449
	DFA EMERGING MARKETS VALUE FUND INSTITUTIONAL CLASS	1,186,630		52,792,944
	GMO INTL CORE EQUITY- III	2,532,233		102,327,989
	STATE STREET BANK AND TRUST DAILY EAFE INDEX FUND CLASS T	1,049,056		24,784,555
	STATE STREET BANK AND TRUST INTERNATIONAL ALPHA SELECT FUND CLASS A	9,379,008		118,764,344

	Total International Equity Fund			347,471,281

	The U.S. Small/Mid-Cap Equity Fund -
*	EVERGREEN INSTITUTIONAL MONEY MARKET FUND	679,438		679,438
	ATP OIL & GAS CORP COMMON STOCK	8,900		449,806
	ACTIVISION INC NEW COMMON STOCK	24,650		732,105
	AIRGAS INC COMMON STOCK	7,750		403,853
	ALLEGHENY ENERGY INC COMMON STOCK	12,700		807,847
	ALLSCRIPTS HEALTHCARE SOLUTIONS COMMON STOCK	18,350		356,357
	AMERIPRISE FINANCIAL INC COMMON STOCK	4,400		242,484
	ANIXTER INTL INC COMMON STOCK	11,600		722,332
	ANNALY MTG MGMT INC COMMON STOCK	34,850		633,573
	ARENA RESOURCES INC COMMON STOCK	9,850		410,844
	ASPEN TECHNOLOGY INC COMMON STOCK	17,050		276,551
	ASSURANT INC COMMON STOCK	12,650		846,285
	ASTEC INDS INC COMMON STOCK	6,150		228,719
	AUTODESK INC COMMON STOCK	10,100		502,576
	BALDOR ELEC CO COMMON STOCK	24,050		809,523
	BARE ESCENTUALS INC COMMON STOCK	7,890		191,333
	BARR LABS INC	9,100		483,210
	BE AEROSPACE INC COMMON STOCK	12,250		648,025
	BRIGHT HORIZONS FAMILY SOLUTIONS COMMON STOCK	5,600		193,424
	CB RICHARD ELLIS GROUP INC - A COMMON STOCK	11,650		251,058
	CF INDUSTRIES HOLDINGS INC COMMON STOCK	5,400		594,324
	CASCADE BANCORP COMMON STOCK	9,200		128,064
	CHATTEM INC COMMON STOCK	4,650		351,261
	CHURCH & DWIGHT CO COMMON STOCK	5,450		294,682
	CIENA CORP COMMON STOCK	7,900		269,469

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	CITRIX SYS INC COMMON STOCK	11,350		431,414
	CLEVELAND CLIFFS INC	6,075		612,360
	COACH INC COMMON STOCK	3,950		120,791
	COHEN & STEERS INC COMMON STOCK	5,500		164,835
	COMMSCOPE INC COMMON STOCK	8,150		401,062
	CGG VERITAS SPONSORED ADR	3,000		168,150
	CONAGRA FOODS INC COMMON STOCK	21,100		501,969
	DIGITAL REALTY TRUST INC COMMON STOCK	16,400		629,268
	DIODES INC COMMON STOCK	14,500		436,015
	EAST WEST BANCORP INC COMMON STOCK	7,600		184,148
	EL PASO ELEC CO COMMON STOCK	9,750		249,308
	EMCOR GRP INC COMMON STOCK	14,600		344,998
	ENDO PHARMACEUTICALS HLDGS INC COMMON STOCK	35,550		948,119
	FLIR SYS INC COMMON STOCK	8,500		266,050
	FTI CONSULTING INC COMMON STOCK	10,900		671,876
	F5 NETWORKS INC COMMON STOCK	13,575		387,159
	FISERV INC WIS COMMON STOCK	6,850		380,107
	FOCUS MEDIA HOLDING-ADS COMMON STOCK	13,550		769,776
	FOMENTO ECONOMICO MEXICANO SP ADR COMMON STOCK	13,200		503,844
	FORMFACTOR INC COMMON STOCK	9,600		317,760
	CB GEO GRP INC COMMON STOCK	11,450		320,600
	GFI GROUP INC COMMON STOCK	1,950		186,654
	GAMESTOP CORP CLASS A COMMON STOCK	9,700		602,467
	GENERAL CABLE CORP DEL NEW COMMON STOCK	15,800		1,157,824
	GILDAN ACTIVEWEAR INC SUB VTG SHS CLASS A	10,000		411,600
	HARRIS CORP DEL COMMON STOCK	7,200		451,296
	HAYNES INTL INC COMMON STOCK	49,000		340,550
	HOLOGIC INC COMMON STOCK	16,174		1,110,183
	HORNBECK OFFSHORE SERV COMMON STOCK	13,400		602,330
	HURON CONSULTING GROUP INC COMMON STOCK	8,000		645,040
	ICONIX BRAND GROUP INC COMMON STOCK	15,600		306,696
	IMMUCOR INC COMMON STOCK	20,650		701,894
	INTEGRA LIFESCIENCES HOLDING COMMON STOCK	5,350		224,326
	INTERCONTINENTALEXCHANGE INC COMMON STOCK	2,100		404,250
	INTERSIL HLDG CORP COMMON STOCK	25,050		613,224

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	INTUITIVE SURGICAL INC COMMON STOCK	1,750		565,250
	INVERNESS MEDICAL INNOVATION COMMON STOCK	7,950		446,631
	INVESTMENT TECHNOLOGY GROUP COMMON STOCK	5,550		264,125
	INVESTOOLS INC COMMON STOCK	13,050		231,507
	ION GEOPHYSICAL CORP COMMON STOCK	8,150		128,607
	ITC HOLDINGS CORP COMMON STOCK	16,600		936,572
	JACK IN THE BOX INC COMMON STOCK	20,625		531,506
	JONES LANG LASALLE INC COMMON STOCK	12,700		903,732
	KNOT INC COMMON STOCK	10,600		168,964
	LASALLE HOTEL PPTYS COM SH BEN INT	9,200		293,480
	MSC INDL DIRECT INC CLASS A	14,800		598,956
	MANITOWOC INC COMMON STOCK	15,100		737,333
	MCDERMOTT INTL INC COMMON STOCK	32,300		1,906,669
	MICROS SYS INC COMMON STOCK	4,950		347,292
	MIDDLEBY CORP COMMON STOCK	2,375		181,973
	MILLENNIUM PHARMACEUTICALS INC COMMON STOCK	17,000		254,660
	MILLER (HERMAN) INC COMMON STOCK	9,350		302,847
	MIRANT CORP COMMON STOCK	4,950		192,951
	MYRIAD GENETICS INC COMMON STOCK	9,000		417,780
	NII HLDGS INC CLASS B	7,150		345,488
	NRG ENERGY INC COMMON STOCK	10,550		457,237
	NATIONAL SEMICONDUCTOR CORP COMMON STOCK	16,200		366,768
	NORTHERN TR CORP COMMON STOCK	9,050		693,049
	NUANCE COMMUNICATIONS INC COMMON STOCK	26,075		487,081
	OYO GEOSPACE CORP COMMON STOCK	3,300		248,688
	OMNICELL INC COMMON STOCK	9,625		259,201
	ON SEMICONDUCTOR CORP COMMON STOCK	33,450		297,036
	PACKAGING CORP AMER COMMON STOCK	30,550		861,510
	PEDIATRIX MED GRP COMMON STOCK	6,125		417,419
	PENNEY J C INC COMMON STOCK	7,100		312,329
	PETROHAWK ENERGY CORP COMMON STOCK	54,300		939,933
	PHILLIPS VAN HEUSEN CORP COMMON STOCK	10,400		383,344
	PIONEER NATURAL RESOURCES CO COMMON STOCK	2,650		129,426
	PRECISION CASTPARTS CORP COMMON STOCK	9,400		1,303,780
	PSYCHIATRIC SOLUTIONS INC COMMON STOCK	7,325		238,063

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	RANGE RES CORP COMMON STOCK	7,200		369,792
	RAYMOND JAMES FINL INC COMMON STOCK	8,425		275,161
	RESPIRONICS INC COMMON STOCK	4,975		325,763
	RIVERBED TECHNOLOGY INC COMMON STOCK	13,100		350,294
	SAKS INC COMMON STOCK	31,050		644,598
	SEABRIDGE GOLD INC COMMON STOCK	11,000		323,840
	SHIRE PHARMACEUTICALS GR SPONSORED ADR	3,600		248,220
	SIGNATURE BANK COMMON STOCK	9,150		308,813
	SILICON LABORATORIES INC OC - COMMON STOCK	6,800		254,524
	SIRF TECHNOLOGY HOLDINGS INC COMMON STOCK	14,300		359,359
	SONOSITE INC COMMON STOCK	6,650		223,906
	SOTHEBY’S COMMON STOCK	30,285		1,153,859
	STIFEL FINL CORP COMMON STOCK	5,400		283,878
	SUNSTONE HOTEL INVESTORS INC COMMON STOCK	25,000		457,250
	T HQ INC COMMON STOCK NEW	13,650		384,794
	TELETECH HLDGS INC COMMON STOCK	18,800		399,876
	TEREX CORP COMMON STOCK	6,450		422,927
	TESCO CORP COMMON STOCK	8,425		241,545
	TEXAS ROADHOUSE INC - CLASS A COMMON STOCK	19,250		212,905
	THOMAS & BETTS CORP COMMON STOCK	15,950		782,188
	TIME WARNER TELECOM INC CLASS A	18,750		380,438
	TRIMBLE NAV LTD COMMON STOCK	12,550		379,512
	UNITED THERAPEUTICS CORP DEL COMMON STOCK	2,750		268,538
	UNIVERSAL ELECTRS INC COMMON STOCK	5,650		188,936
	URBAN OUTFITTERS INC COMMON STOCK	16,560		426,619
	VCA ANTECH INC COMMON STOCK	5,000		221,150
	VAIL RESORTS INC COMMON STOCK	1,750		94,168
	VIASAT INC COMMON STOCK	8,850		304,706
	VOLCOM INC COMMON STOCK	6,400		140,992
	WMS INDS INC COMMON STOCK	17,475		640,284
	WABTEC COMMON STOCK	16,750		576,870
	WHITING PETROLEUM CORP COMMON STOCK	5,600		322,896
	WISCONSIN ENERGY CORP COMMON STOCK	10,400		506,584
	WOODWARD GOVERNOR CO	3,000		203,850
	ZOLTEK COS INC COMMON STOCK	8,550		366,539

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	ARCH CAPITAL GROUP LTD COMMON STOCK	2,850		200,498
	FOSTER WHEELER LTD	5,900		914,618
	INVESCO LTD	11,975		375,776
	LAZARD LTD CLASS A COMMON STOCK	21,350		868,518
	NOBLE CORP COMMON STOCK	29,900		1,689,649
	ASML HOLDING NV-NY REG SHS	6,355		198,848
	ORTHOFIX INTERNATIONAL NV COMMON STOCK	4,500		260,865
	QIAGEN NV COMMON STOCK	29,500		620,975
	VERIGY LTD COM	10,625		288,681
	STATE STREET BANK AND TRUST RUSSELL SMALL CAP INVT FUND CLASS A	991,888		22,039,232
*	EVERGREEN INST MONEY MARKET FUND CLASS I	3,350,873		3,350,873
	ALBERTO-CULVER CO COMMON STOCK	52,500		1,288,350
	ALEXANDER & BALDWIN INC COMMON STOCK	26,200		1,353,492
	ALLEGHANY CORP DEL COMMON STOCK	1,632		656,064
	ALPHARMA INC CL A	59,300		1,194,895
	AMEDISYS INC COMMON STOCK	15,000		727,800
	ARCH COAL INC COMMON STOCK	20,300		912,079
	ASSOCIATED BANC CORP COMMON STOCK	45,700		1,238,013
	BJS WHSL CLUB INC COMMON STOCK	37,000		1,251,710
	BARR LABS INC.	24,000		1,274,400
	CNX GAS CORP COMMON STOCK	42,400		1,354,680
	CACI INTL INC CL A	29,400		1,316,238
	CADENCE DESIGN SYS INC COMMON STOCK	80,800		1,374,408
	CAMBREX CORP COMMON STOCK	57,800		484,364
	CLEVELAND CLIFFS INC	8,300		836,640
	CULLEN FROST BANKERS INC COMMON STOCK	26,600		1,347,556
	DPL INC COMMON STOCK	43,000		1,274,950
	EASTMAN CHEMICAL CO COMMON STOCK	18,500		1,130,165
	EATON VANCE CORP COMMON STOCK NON VTG	30,100		1,366,841
	EQUITY LIFESTYLE PROPERTIES COMMON STOCK	14,300		653,081
	FMC TECHNOLOGIES INC COMMON STOCK	11,800		669,060
	FEDERATED INVS INC PA CL B	35,800		1,473,528
	FIDELITY NATIONAL FINANCIAL - A COMMON STOCK	41,800		610,698
	GARDNER DENVER INC COMMON STOCK	38,700		1,277,100
	HARRIS CORP DEL COMMON STOCK	22,800		1,429,104

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	HEALTHCARE RLTY TR COMMON STOCK	53,500		1,358,365
	HENRY JACK & ASSOC INC COMMON STOCK	50,600		1,231,604
	HOSPITALITY PPTYS TR SH BEN INT	31,200		1,005,264
	JOY GLOBAL INC COMMON STOCK	12,900		849,078
	LENNOX INTERNATIONAL INC COMMON STOCK	18,300		757,986
	LIZ CLAIBORNE INC COMMON STOCK	21,200		431,420
	MOLSON COORS BREWING CO -B COMMON STOCK	23,700		1,223,394
	NOVELL INC COMMON STOCK	203,600		1,398,732
	PNM RESOURCES INC COMMON STOCK	55,200		1,184,040
	PEROT SYS CORP CDT-CL A	97,300		1,313,550
	PLAINS EXPLORATION & PRODUCT COMMON STOCK	26,400		1,425,600
	SAFETY INSURANCE GROUP INC COMMON STOCK	17,700		648,174
	SOUTHERN UN CO NEW COMMON STOCK	42,600		1,250,736
	SYBASE INC COMMON STOCK	56,400		1,471,476
	TEMPUR-PEDIC INTL INC COMMON STOCK	21,500		558,355
	TEREX CORP COMMON STOCK	10,500		688,485
	THOMAS & BETTS CORP COMMON STOCK	25,300		1,240,712
	TOTAL SYS SVCS INC COMMON STOCK	46,600		1,304,800
	UST INC COMMON STOCK	23,100		1,265,880
	URS CORP NEW COMMON STOCK	24,719		1,342,983
	UNIT CORP COMMON STOCK	29,100		1,345,875
	UNIVERSAL HLTH SVCS INC CL B COMMON STOCK	26,800		1,372,160
	VALEANT PHARMACEUTICALS INTE COMMON STOCK	57,100		683,487
	WABTEC COMMON STOCK	39,100		1,346,604
	WISCONSIN ENERGY CORP COMMON STOCK	27,000		1,315,170
	AXIS CAPITAL HOLDINGS LTD COMMON STOCK	31,700		1,235,349
	LAZARD LTD CL A COMMON STOCK COMMON STOCK	28,200		1,147,176
	WILLIS GROUP HOLDINGS LTD COMMON STOCK	33,300		1,264,401
	ULTRAPETROL (BAHAMAS) LTD COMMON STOCK	37,200		632,772
	EAGLE BULK SHIPPING INC COMMON STOCK	43,619		1,158,084
	ALLIANCEBERNSTEIN HOLDING LP	7,800		586,950
	ENBRIDGE ENERGY PARTNERS LP	19,300		975,422
	PLAINS ALL AMER PIPELINE LP COMMON STOCK	18,600		967,200
*	EVERGREEN INST MONEY MARKET FUND CL I (FD #495)	5,002,553		5,002,553
	ACTIVISION INC NEW COMMON STOCK NEW	17,100		507,870

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	ADAMS RESPIRATORY THERA INC COMMON STOCK	20,000		1,194,800
	ADVISORY BOARD CO/ THE COMMON STOCK	12,000		770,280
	AECOMMON STOCK TECHNOLOGY CORP COMMON STOCK	20,000		571,400
	AMEDISYS INC COMMON STOCK	9,000		436,680
	AMERICAN REPROGRAPHICS CO COMMON STOCK	10,400		171,392
	AMETEK INC NEW COMMON STOCK	20,200		946,168
	ARTHOCARE CORP CORP	8,500		408,425
	AUTOLIV INC COMMON STOCK	11,000		579,810
	BIO RAD LABS INC CL A	11,000		1,139,820
	BLACKBOARD INC COMMON STOCK	20,500		825,125
	CB RICHARD ELLIS GROUP INC-A COMMON STOCK	6,300		135,765
	CAMERON INTERNATIONAL CORP COMMON STOCK	17,000		818,210
	CAPITALSOURCE INC COMMON STOCK	35,500		624,445
	CENTRAL GARDEN & PET CO CL A COMMON STOCK	22,700		121,672
	CHOICEPOINT INC COMMON STOCK	28,800		1,048,896
	CHURCH & DWIGHT CO COMMON STOCK	9,500		513,665
	CITY NATL CORP COMMON STOCK	7,500		446,625
	COGNEX CORP COMMON STOCK	27,500		554,125
	COGNOS INC COMMON STOCK	9,600		552,672
	CORPORATE EXECUTIVE BOARD CO COMMON STOCK	12,100		727,210
	COSTAR GRP INC COMMON STOCK	11,700		552,825
	DRS TECHNOLOGIES INC COMMON STOCK	12,000		651,240
	DAVITA INC COMMON STOCK	44,500		2,507,575
	DENBURY RESOURCES INC COMMON STOCK	54,000		1,606,500
	DIONEX CORP COMMON STOCK	6,700		555,162
	DISCOVERY HOLDING CO-A COMMON STOCK	40,000		1,005,600
	DOLBY LABORATORIES INC-CL A COMMON STOCK	14,600		725,912
	DRIL-QUIP INC COMMON STOCK	11,500		640,090
	EDWARDS LIFESCIENCES CORP COMMON STOCK	20,300		933,597
	EMERITUS CORP COMMON STOCK	21,900		550,785
	EXTERRAN HOLDINGS INC COMMON STOCK	18,300		1,496,940
	FAIRCHILD SEMICON INTL COMMON STOCK	26,000		375,180
	FOCUS MEDIA HOLDING-ADS COMMON STOCK	11,300		641,953
	GARTNER INC	21,000		368,760
	GAYLORD ENTMT CO NEW COMMON STOCK	16,500		667,755

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	GENLYTE GRP INC COMMON STOCK	4,700		447,440
	GLOBAL PMTS INC COMMON STOCK	34,000		1,581,680
	GRACO INC COMMON STOCK	15,000		558,900
	HAEMONETICS CORP MASS COMMON STOCK	17,500		1,102,850
	HENRY JACK & ASSOC INC COMMON STOCK	34,000		827,560
	HERCULES OFFSHORE INC COMMON STOCK	15,354		365,118
	HOLOGIC INC COMMON STOCK	12,820		879,965
	IHS INC-CLASS A COMMON STOCK	15,400		932,624
	INFORMATICA CORP COMMON STOCK	34,000		612,680
	INTERACTIVE DATA CORP COMMON STOCK	11,500		379,615
	INTERSIL HLDG CORP COMMON STOCK	22,000		538,560
	ITC HOLDINGS CORP COMMON STOCK	14,600		823,732
	JARDEN CORP COMMON STOCK	12,000		283,320
	JEFFERIES GROUP INC COMMON STOCK	30,000		691,500
	LAMAR ADVERTISING CO CL A	11,000		528,770
	MAGELLAN HEALTH SVCS INC COMMON STOCK	29,800		1,389,574
	MARKEL HLDGS COMMON STOCK	1,650		810,315
	MARTIN MARIETTA MATLS INC COMMON STOCK	3,900		517,140
	MICROS SYS INC COMMON STOCK	4,600		322,736
	MORNINGSTAR INC COMMON STOCK	9,500		738,625
	NATIONAL CINEMEDIA INC COMMON STOCK	35,900		905,039
	NEUSTAR INC-CLASS A COMMON STOCK	32,600		934,968
	NICE SYS LTD SPONSORED ADR	10,000		343,200
	ON SEMICONDUCTOR CORP COMMON STOCK	74,700		663,336
	OPTIONSXPRESS HOLDINGS INC COMMON STOCK	25,000		845,500
	ORBITAL SCIENCES CORP COMMON STOCK	24,000		588,480
	POOL CORP COMMON STOCK	27,300		541,359
	QUICKSILVER RESOURCES INC COMMON STOCK	15,000		893,850
	RANGE RES CORP COMMON STOCK	30,400		1,561,344
	RESOURCES CONNECTION INC COMMON STOCK	35,000		635,600
	RESPIRONICS INC COMMON STOCK	25,000		1,637,000
	ROPER INDS INC NEW COMMON STOCK	9,500		594,130
	SBA COMMUNICATIONS COMMON STOCK	46,000		1,556,640
	SEMTECH CORP COMMON STOCK	16,300		252,976
	STERICYCLE INC COMMON STOCK	10,800		641,520

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	STRAYER ED INC COMMON STOCK	3,300		562,914
	THOR INDS INC COMMON STOCK	9,100		345,891
	UCBH HOLDING INC COMMON STOCK	26,100		369,576
	UNITED NAT FOODS INC COMMON STOCK	25,000		793,000
	VCA ANTECH INC COMMON STOCK	15,200		672,296
	VARIAN SEMICONDUCTOR EQUIPMENT COMMON STOCK	3,000		111,000
	VARIAN MED SYS INC COMMON STOCK	18,000		938,880
	WRIGHT EXPRESS CORP COMMON STOCK	27,000		958,230
	ASSURED GUARANTY LTD COMMON STOCK	23,500		623,690
	CENTRAL EUROPEAN MEDIA ENTERPRISES LTD	3,700		429,126
	HERBALIFE LTD COMMON STOCK	18,000		725,040
	ORIENT-EXPRESS HOTELS LTD COMMON STOCK	11,800		678,736
	UTI WORLDWIDE INC COMMON STOCK	30,000		588,000
	AERCAP HOLDINGS NV COMMON STOCK	23,500		490,445
	QIAGEN NV COMMON STOCK	29,070		611,924
	EVERGREEN INSTITUTIONAL MONEY MARKET FUND	4,567,964		4,567,964
	ALLIED WASTE INDS INC COMMON STOCK	164,500		1,812,790
	AMIS HOLDINGS INC COMMON STOCK	61,900		620,238
	ANNALY MTG MGMT INC COMMON STOCK	62,975		1,144,886
	BALL CORP COMMON STOCK	33,600		1,512,000
	BANK OF HAWAII CORP COMMON STOCK	19,000		971,660
	BRIGGS & STRATTON CORP COMMON STOCK	49,525		1,122,237
	CBRL GROUP INC COMMON STOCK	44,225		1,432,448
	CINCINNATI BELL INC COMMON STOCK	120,275		571,306
	COINSTAR COMMON STOCK	57,700		1,624,255
	COMSTOCK RES INC COMMON STOCK NEW	47,400		1,611,600
	CON-WAY INC COMMON STOCK	33,975		1,411,322
	COOPER COS INC COMMON STOCK NEW	33,975		1,291,050
	CORINTHIAN COLLEGES INC COMMON STOCK	68,900		1,061,060
	COX RADIO INC CL A	162,725		1,977,109
	DYCOM INDUSTRIES INC COMMON STOCK	50,225		1,338,496
	FLAGSTAR BANCORO INC COMMON STOCK	87,375		609,004
	THE GREENBIER COMPANIES COMMON STOCK	51,675		1,150,286
	HARSCO CORPORATION COMMON STOCK	31,120		1,993,858
	HUNT J B TRANS SERVICES INC COMMON STOCK	51,300		1,413,315

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	INGRAM MICRO INC CLASS A	57,300		1,033,692
	INTERNATIONAL FLAVORS AND FRAGRANCES INC COMMON STOCK	44,575		2,145,395
	K-SWISS INC CLASS A	66,860		1,210,166
	KENNAMETAL INC COMMON STOCK	45,620		1,727,173
	LUBRIZOL CORPORATION COMMON STOCK	26,175		1,417,638
	MPS GROUP INC COMMON STOCK	120,315		1,316,246
	MARVEL ENTERTAINMENT INC COMMON STOCK	73,950		1,975,205
	NEW YORK COMMUNITY BANCORP INC COMMON STOCK	79,250		1,393,215
	NORDSON CORPORATION COMMON STOCK	25,025		1,450,449
	NOVATEL WIRELESS INC COMMON STOCK	102,275		1,656,855
	NUTRI/SYSTEM INC COMMON STOCK	42,100		1,135,858
	PANTRY INC PANTRY INC COMMON STOCK	71,049		1,856,510
	PEROT SYS CORP CDT - CLASS A	162,465		2,193,278
	RPM INTERNATIONAL INC COMMON STOCK	72,525		1,472,258
	SHERWIN-WILLIAMS CO COMMON STOCK	19,100		1,108,564
	SMITHFIELD FOODS INC COMMON STOCK	47,050		1,360,686
	TIDEWATER INC COMMON STOCK	46,865		2,571,014
	UNITED RENTALS INC COMMON STOCK	79,050		1,451,358
	AMDOCS LTD COMMON STOCK	28,300		975,501

	Total U.S. Small/Mid-Cap Equity Fund			277,448,701

*                 Indicates Party-in-interest

**          Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value

The Stable Value Fund -
	Fixed Income Securities:
	FNMA 30YR TBA	2,500,000		2,439,063
	FNMA 15YR TBA 5.50%	7,000,000		7,089,684
	FNMA TBA 5.5% 1/1/31	1,000,000		998,750
	FNMA 15YR TBA 6.00%	3,000,000		3,069,375
	FNMA 30YR TBA 6.00%	31,500,000		32,025,696
	FHLMC TBA	3,450,000		3,500,681
	FGLMC GOLD 30 YR TBA	4,000,000		4,111,248
	FHLMC GOLD #E92454	768,498		770,378
	FHLMC GOLD #E97248	676,750		678,494
	FHLMC GOLD #E99565	1,379,358		1,398,415
	FHLMC GOLD #E99595	554,253		562,319
	FHLMC (NON GOLD) ARM #1J0614	1,674,596		1,705,442
	FGOLD 30YR 6% 9/1/37	3,934,670		3,958,493
	FGOLD 10 YR #G12100 5.0% 5/1/16	828,163		833,840
	FHLMC GOLD #G12141	3,436,343		3,380,100
	FHLMC GOLD #QQQ	4,336,381		4,401,139
	FHLMC NON-GOLD ARM #1J1396	2,792,471		2,835,931
	FHLMC(NON GOLD) ARM #1G2450	1,080,877		1,098,741
	FHLMC (NON GOLD) ARM #1G2598	2,676,522		2,733,657
	FHLMC #G10559 GOLD 7.00%	76,926		79,540
	FHLMC #G10561 GOLD 7.00%	84,011		86,865
	FHLMC #C66537	264,049		277,272
	FHLMC #C66594	221,530		232,885
	FHLMC 15YR #E00546 5.50%	158,246		160,212
	FHLMC GOLD #E00593	204,083		206,700
	FHLMC GOLD #B12280	689,078		698,598
	FED HOME LN BANK 4.625% 1/18/08	3,045,000		3,045,396
	FHLB 5.25% 2/13/08	4,360,000		4,362,899
	FED HOME LOAN MTG CORP	1,315,000		1,329,585
	FED HOME LOAN MTG CORP 10/22/10	1,745,000		1,779,652
	FHLMC #E20124 GOLD	27,853		28,596
	FHLMC 2403-DA	564,292		567,059
	FHLMC 3.875% 6/15/08	665,000		663,730
	FHLMC #780514 ARM	551,130		551,626
	FNMA BENCHMARK 4.5% 10/15/08	5,839,000		5,857,667
	FNMA	4,187,000		4,224,746
	FNMA #190517	8,588		8,654
	FNMA #190888	71,170		71,890
	FNMA #250800 7.50%	85,354		88,441
	FNMA #252016	147,755		155,824
	FNMA 15YR #252260 6.00%	287,617		294,870

** Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost **	(e) Current Value
	FNMA #254187	180,171		179,932
	FNMA #254190	37,618		38,000
	FNMA #254757	245,031		245,987
	FNMA #254774	330,131		337,737
	FNMA #255488	963,642		990,050
	FNMA #255991	3,098,744		3,064,265
	FNMA #357324	3,071,779		3,004,846
	FNMA #360800	1,529,732		1,543,899
	FNMA #387357	2,555,416		2,603,841
	FNMA #387549	2,205,726		2,196,396
	FNMA #433679	467,395		477,089
	FNMA #462237	1,526,302		1,579,982
	FNMA #535003	240,754		250,749
	FNMA #535219	185,834		194,080
	FNMA #535802	293,133		305,299
	FNMA #545701	5,026		5,038
	FNMA #545874	650,124		673,284
	FNMA #555343	93,774		96,129
	FNMA #555432	3,409,447		3,411,975
	FNMA #555528	2,382,847		2,427,619
	FNMA #555531	4,322,950		4,326,155
	FNMA #635227	796,432		824,490
	FNMA #635894	201,431		209,324
	FNMA #636030	354,274		367,313
	FNMA #638210	174,995		182,353
	FNMA #640996	295,019		314,046
	FNMA #646456	1,251,842		1,317,936
	FNMA #647989	1,495,317		1,574,266
	FNMA #648349	857,307		879,817
	FNMA #653145	679,516		697,384
	FNMA ARM #654285	393,032		400,250
	FNMA #659930	3,012,882		3,069,490
	FNMA #667787	502,283		509,748
	FNMA #670891	1,121,731		1,138,220
	FNMA 2002-W10 A3	1,689		1,689
	FNMA 2003-W11 A1	12,493		12,592
	FNMA #200394	520,218		519,828
	FHLMC 2617 HD	759,489		789,448
	FNMA 2003-W19-1A6	3,000,000		3,042,049
	FNMA 2003-133 GB	250,476		265,767
	FHLMC_2641	663,465		692,217
	FNMA 2004-W3 A15	855,383		855,907
	FNMA 2004-60 PA	1,278,633		1,297,885
	FHLMC 2657 NT	348,160		347,536

** Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost **	(e) Current Value
	FHLMC 2672 NT	563,951		562,983
	FHLMC 2662 DB	236,176		235,740
	FHLMC 2726 AG	17,216		17,181
	FHLMC 2750 DB	1,036,483		1,035,148
	FHLMC 2770 ON	1,831,946		1,797,388
	FHLMC 2843-BA	782,579		785,963
	FHLMC 2907-AG	990,961		984,255
	FHLMC 3154-AN	2,950,000		2,957,407
	FHMS 2006-K1-A2	2,553,892		2,619,340
	FHLMC 6/12/2017	3,605,000		3,829,498
	FNMA #682229 5.5% 3/01/33	3,080,962		3,086,448
	FNMA #683387	3,383,329		3,385,837
	FNMA #695838	684,402		695,040
	FNMA #699883	3,370,781		3,373,281
	FNMA #702427	1,186,353		1,189,576
	FNMA #703937	175,909		178,523
	FNMA #704265	3,507,041		3,509,641
	FNMA #705304	829,682		835,402
	FNMA #712343	4,128,504		4,034,390
	FNMA #720399	912,830		926,616
	FNMA #720422	587,026		595,934
	FEDERAL NATL MTG ASSN GTD MTG PASS	3,223,237		3,279,613
	FNMA #725090	805,195		805,270
	FNMA #725232	3,587,817		3,506,029
	FNMA #725284	428,526		446,229
	FNMA #725425	816,446		817,458
	FNMA #725773	3,307,964		3,308,147
	FNMA #725815	1,297,173		1,319,861
	FNMA #735841 4.5% 11/01/19	1,535,876		1,510,583
	FNMA #740843	502,587		503,921
	FNMA #741897	1,084,107		1,059,394
	FNMA #745563	1,706,422		1,707,687
	FNMA #745629	2,423,455		2,446,041
	FNMA #747019	542,435		543,705
	FNMA #754297	420,768		418,623
	FNMA #759123	602,644		595,389
	FNMA #761141	2,551,573		2,557,952
	FNMA #764082	925,245		932,775
	FNMA #764156	716,453		717,334
	FNMA ARM #768117	532,396		541,722
	FNMA #780582	869,898		874,334
	FNMA #785506	7,663,817		7,486,133
	FNMA ARM #786628	597,248		604,917
	FNMA #794787	895,320		895,776
	FNMA ARM #799769	716,889		722,882
	FNMA ARM #801344	902,580		907,237

** Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost **	(e) Current Value
	FNMA #804303	6,154,081		6,154,421
	FNMA #22092 5.5% 9/01/34	1,845,092		1,846,461
	FNMA #809534 5.09% 2/01/35	1,205,020		1,216,401
	FNMA ARM #815264	1,453,175		1,468,410
	FNMA ARM #817198	509,368		503,420
	FNMA ARM #817199	386,684		386,418
	FNMA 10/1 HYBRID ARM 5.1% 8/01/35	2,454,066		2,463,759
	FNMA ARM #820545	799,899		803,716
	FNMA ARM #826908	2,381,658		2,355,691
	FNMA #844705	2,340,492		2,393,738
	FNMA #844816	1,127,489		1,155,602
	FNMA ARM #847988	2,387,759		2,425,892
	FNMA ARM #849082	1,599,666		1,627,329
	FNMA ARM #849170	1,783,539		1,817,599
	FNMA #865689	2,535,257		2,585,987
	FNMA #865818	2,251,207		2,283,219
	FNMA ARM #866097	1,523,692		1,563,598
	FNMA #871091	4,529,497		4,656,515
	FNMA ARM #872753	749,011		762,788
	FNMA #878661	2,443,617		2,428,907
	FNMA #881629	2,348,614		2,334,476
	FNMA #883267	1,796,288		1,857,321
	FNMA #886054	1,540,445		1,607,247
	FNMA ARM #887096	1,853,947		1,869,371
	FNMA #888414	4,373,203		4,269,438
	FNMA #894803	4,632,650		4,762,561
	FNMA ARM #902818	1,163,888		1,196,779
	FNMA #922255	3,623,255		3,724,861
	FNMA #923744	1,810,992		1,847,458
	FNMA 30 YR	2,941,768		2,987,935
	FEDERAL NATL MTG ASSN GTD MTG PASS	3,496,823		3,690,009
	FEDERAL NATL MTG ASSN GTD MTG PASS	1,893,711		1,931,842
	GNMA 2006-32-A	3,208,403		3,229,637
	GNMA 2006-30-A	4,247,819		4,207,701
	GNMA 2004-60-A	2,936,426		2,907,706
	U.S. TREASURY NOTE 4.125% 8/15/08	1,545,000		1,551,518
	UST INFLATION INDEX 4/15/12	7,710,000		8,227,534
	UNITED STATES TREAS NTS	3,170,000		3,173,468
	FHLMC CMO 6.085% 9/25/29	284,233		283,641
	FEDERAL HOME LOAN BANK	15,000,000		15,065,892
	FED HOME LOAN	3,605,000		3,604,895
	FNMA 2004-W10 A23	1,090,495		1,087,627
	MSM 2007-12-3A22	1,970,147		1,956,297

** Cost information not required for participant-directed investments.

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

(Formerly known as the American Express Incentive Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost **	(e) Current Value
*	RVST Money Market Fund I	33,372,590		33,372,590
*	RVST Government Income Fund	1,036,557		24,050,188
	Accrued Income			1,954,171
	Total investment contracts			402,422,697

*	RVST Money Market Fund I	13,407,142		13,407,142
*	RVST Stable Capital Fund	44,394,981		44,394,981
	Total Stable Value Fund			460,224,820

*	RVST Money Market Fund I	569,527		569,527

*	Loans to Participants
	Various, 4.00% - 10.50%, due 11/07 - 10/37			90,454,543

	Total investments at fair value			3,144,299,354

	Adjustment from fair value to contract value:
	AIG Financial II Contract #327774 Wrapper			(342,780)
	RBC I #10903 Wrapper			(148,748)
	RBC II #20903 Wrapper			(508,001)
	Bank of America #01-132 Wrapper			(286,760)
	IXIS II #1025-06 Wrapper			(308,592)
	JP Morgan/Chase I #A1SP01 Wrapper			(544,425)
	Met Life #28972 Wrapper			(207,584)
	Monumental Life II #MDA00633TR Wrapper			(165,753)
	Monumental Life V #MDA00375TR Wrapper			(165,306)
	Pacific Life #G-26755-00 Wrapper			(148,384)
	Rabobank I #060101 Wrapper			(362,884)
	State Street II #101063 Wrapper			(313,397)
	UBS III #4227 Wrapper			(327,880)
	Total adjustment			(3,830,494)
	Total investments			$3,140,468,860

* Indicates party-in-interest
** Cost information not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

	By	/s/ Valeria M. Christensen
Valeria M. Christensen
Delegate
Employee Benefits Administration Committee

Date: July 15, 2008

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP